HURRICANE HYDROCARBONS LTD.

NOTICE OF SPECIAL AND ANNUAL MEETING OF
SHAREHOLDERS TO BE HELD ON MAY 7, 2003

     NOTICE IS HEREBY GIVEN that the Special and Annual Meeting (the “Meeting”) of the Class A common shareholders of Hurricane Hydrocarbons Ltd. (“Hurricane” or the “Corporation”) will be held at The Albany Club of Toronto, 91 King Street East, Toronto, Ontario, on Wednesday, May 7, 2003, at 11:00 a.m., Toronto time, for the following purposes, namely:

(a)	to receive and consider the consolidated financial statements of the Corporation for the year ended December 31, 2002, together with the report of the auditors thereon;

(b)	to elect directors for the ensuing year;

(c)	to appoint the auditors for the ensuing year and to authorize the directors to fix their remuneration;

(d)	to consider, and if thought advisable, to pass a special resolution approving an amendment to the articles of the Corporation to change the name of the Corporation to “PetroKazakhstan Inc.”; and

(e)	to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

     Only holders (“Shareholders”) of record at the close of business on April 2, 2003 (the “Record Date”) of Class A common shares (the “Common Shares”) are entitled to notice of and to attend the Meeting or any adjournments or postponements thereof and to vote thereat unless after the Record Date a holder of record transfers its Common Shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing ownership of such shares, requests, not later than five days before the Meeting, that the transferee’s name be included in the list of shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the Meeting.

     Shareholders may vote in person at the Meeting or any adjournments or postponements thereof, or they may appoint another person (who need not be a Shareholder) as their proxy to attend and vote in their place.

     Shareholders unable to be present at the Meeting are requested to date and sign the enclosed form of proxy and return it in the enclosed envelope to the Corporation’s agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than 4:00 p.m., Toronto time, on May 5, 2003 or at least 48 hours, excluding Saturdays and holidays, prior to any adjournments or postponements of the Meeting at which the proxy is to be used.

     A management proxy circular relating to the business to be conducted at the Meeting and an Annual Report containing the audited financial statements of the Corporation for the fiscal year ended December 31, 2002 accompany this Notice.

BY ORDER OF THE BOARD OF DIRECTORS

March 29, 2003	(signed) Anthony Peart Senior Vice-President, General Counsel and Corporate Secretary